EXHIBIT 12
                  AMERITECH CORPORATION AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                          (Dollars in Millions)
                                                Three Months Ended
                                                      March 31
                                                  --------------
                                                 1996         1995
                                                 ----         ----
EARNINGS
- --------
Income before interest, income taxes
 and undistributed equity earnings..........   $  854        $  998
Preferred dividends of subsidiary (3).......        3             2
Portion of rent expense representing
 interest...................................       21            16
Michigan Single Business tax................        9             9
                                               ------        ------
Total earnings (1) (2)......................   $  887        $1,025
                                               ------        ------
FIXED CHARGES
- -------------
Interest expense............................   $  124        $  118
Preferred dividends of subsidiary...........        3             2
Capitalized interest...........                     7             3
Portion of rent expense representing
 interest expense...........................       21            16
                                               ------        ------
Total fixed charges.........................   $  155        $  139
                                               ------        ------
Ratio of earnings to fixed charges..........     5.72         7.37
                                                 ====         ====


(1) The results for the first three months of 1995 reflect a $256 million pretax credit primarily from settlement gains resulting from lump sum pension payments to former employees who left the business in the nonmanagement work force restructuring. Costs of the work force restructuring program were largely funded from the Ameritech Pension Plan.

(2) Earnings represent income before income taxes and fixed charges. Since the Michigan Single Business Tax (the Tax) and rental expense have been deducted to arrive at income before interest and income taxes, the Tax and the one-third portion of rental expense considered to be fixed charges are added back.

(3) For purposes of the above computation, the preferred stock dividend requirement of a subsidiary has been increased to an amount representing the pretax earnings which would be required to cover the dividend requirements.


                                                            EXHIBIT 12
                  AMERITECH CORPORATION AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                          (Dollars in Millions)

                                  1995    1994     1993     1992     1991
                                  ----    ----     ----     ----     ----
EARNINGS

Income before interest, income taxes,
 extraordinary item, cumulative
 effect of change in accounting
 principles and undistributed
 equity earnings..............   $ 3,537 $ 2,162  $ 2,707  $ 2,470  $ 2,211
Preferred dividends of
 subsidiary (3) .......                9       2      --       --      --
Portion of rent expense representing
 interest.....................        67      64       65       65       71
Michigan Single Business Tax..        34      33       28       25       26
                                 ------- -------  -------  -------  -------
  Total Earnings (1)(2).......   $ 3,647 $ 2,261  $ 2,800  $ 2,560  $ 2,308
                                 ======= =======  =======  =======  =======

FIXED CHARGES

Interest expense..............   $   469 $   435  $   453  $   496  $   545
Preferred dividends of
 .......subsidiary (3) .......         9       2      --       --       --
Capitalized interest..                20      13       11        8       23
Portion of rent expense representing
 interest.....................        67      64       65      65        71
                                 ------- -------  -------  -------  -------
  Total Fixed Charges.........   $   565 $   514  $   529  $   569  $   639
                                 ======= =======  =======  =======  =======

Ratio of earnings to fixed charges
and preferred dividends.......      6.45    4.40     5.29     4.50     3.61
                                 ======= =======  =======  =======  =======

(1) The results for 1995 reflect a $134.5 pretax credit primarily from settlement gains resulting from lump sum pension payments from the pension plan to former employees who left the business in the nonmanagement work force restructuring, partially offset by $73.7 associated with increased force costs related to the restructuring started in 1994, as well as a $58.1 charge recorded to write down certain data processing equipment to net realizable value. Results for 1994 reflect a $728.1 pretax charge associated with the nonmanagement work force restructuring. Costs of the work force restructuring program have largely been funded from the Ameritech Pension Plan.

(2) Earnings are income before income taxes and fixed charges. Since the Michigan Single Business Tax ("the Tax") and rental expense have been deducted, the Tax and the one-third portion of rental expense considered to be fixed charges are added back.

(3) For purposes of above computation, the preferred stock dividend requirement of a subsidiary has been increased to an amount representing the pretax earnings which would be required to cover the dividend requirements.